EXHIBIT 99.1

Coastal.com Announces Second Quarter 2013 Financial Results

  Total sales increased 11% to $53.7 million
  Glasses sales grew 31% to $16 million
  Glasses Average Order Size grew 40% to $73.26
  Contact lens sales grew 5% to $37.7 million

VANCOUVER, British Columbia, June 10, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading online provider of eyewear, today reported financial results for the second fiscal quarter ended April 30, 2013.

"The overall business grew well in the second quarter, with glasses showing particular strength in key markets, such as North America," said Roger Hardy, Founder and Chief Executive Officer. "During the quarter the average order size for glasses grew 40% to $73.26, driven by increasing numbers of returning customers, increases in branded sales and a focused strategy to enhance specialty categories. We continue to see a secular shift towards a better way of buying eyewear as more and more consumers become aware of the value, savings and convenience of buying online. In Canada 47% of glasses revenues in Q2 were generated by returning glasses customers affirming our belief that we are building a stable and recurring revenue model in the eyeglasses category similar to our contact lens business. Since launching the glasses business four years ago, we have served approximately 1.5 million customers in North America alone. We continue to leverage the uniqueness of our offering, which includes vertically integrated state of the art manufacturing facilities; providing rapid delivery of our broad eyewear selection. In the quarter we also experienced record traffic, online impressions and increases in brand awareness.

"Coastal.com is currently investing to become the market leader in the rapidly growing online eyeglasses category. Selling and marketing expenses during the quarter were 31% of sales compared with 23% during the same period in 2012. Over time we expect to reduce advertising expense as our growing glasses business becomes characterized by increased numbers of returning customers and higher gross margins. Cash generated from our profitable contact lens business and recently completed equity financing of approximately $20 million, places Coastal.com in a strong position to maintain our leadership position."

Total sales for the first quarter increased 11% to $53.7 million. Net loss including the larger selling and marketing spend, totaled $7.0 million, or $0.23 per basic and diluted share. Non-IFRS adjusted EBITDA for the quarter totaled a loss of $5.4 million.

Second Quarter 2013 Financial Highlights

  Sales totaled $53.7 million, an 11% year-over-year increase.
  Gross profit was $21.7 million or 40% of sales.
  Adjusted EBITDA was a loss of $5.4 million compared with $1 million during the same period in 2012.
  Cash and equivalents of $30.2 million compared with $19.2 million at October 31, 2012.

Glasses Business

  Sales totaled $16 million, 31% year-over-year increase.
  Shipped 265,597 frames during the quarter.
  Average order size increased 40% to $73.26.
  Gross profit was $6.9 million or 43% of sales.
  Private brand label brands represented 54% of frames shipped during the quarter.

Contact Lens Business

  Sales totaled $37.7 million, a 5% increase over the same period in 2012.
  Over 70% of our contact lens revenues and orders were derived from repeat customers.
  Orders totaled 338,462, a 2% increase year-over-year.
  Average order size was $111.51 compared to $108.17 in the same period in 2012.
  In-house Coastal.com brand, Splash™ products comprised 4% of contact lens units during the quarter.

Recent Operating Highlights

  Opened first U.S. eyeglasses production and distribution facility.
  Completed USD $20.7 million equity financing.
  Signed a multi-year licensing agreement with the widely recognized actress, Alyssa Milano to launch a line of eyeglasses and sunglasses called "Touch by Alyssa Milano" during the summer, 2013.
  Signed vision care agreements with a leading benefits administrator and directly with two corporate clients, Paladin Security and BuildDirect.com
  Signed vision care agreement with BC HRMA, a leading Canadian human resources association with 5,500 member companies and 3,000 affiliates.

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(CAD $000's)
(Unaudited)

	April 30	October 31
	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$ 30,164	$ 19,153
Trade and other receivables	7,289	6,681
Inventories	24,962	25,435
Prepaid expenses	2,652	2,250
Total current assets	65,067	53,519
Non-current assets
Property, equipment and leasehold improvements	10,131	9,887
Intangible assets	12,229	11,376
Goodwill	8,548	8,322
Total non-current assets	30,908	29,585
TOTAL ASSETS	$ 95,975	$ 83,104

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$ 44,130	$ 40,144
Provisions	1,869	1,284
Income taxes payable	460	839
Finance lease obligations, current	758	101
Term loan	2,919	3,300
Credit facilities, current	--	1,715
Other current liabilities	296	3,210
Total current liabilities	50,432	50,593
Non-current liabilities
Other long-term liabilities	223	270
Finance lease obligations	878	457
Credit facilities	2,374	--
Deferred tax liabilities	3,071	2,905
Total non-current liabilities	6,546	3,632
Total liabilities	56,978	54,225

Shareholders' equity
Share capital	62,158	42,501
Share-based payments reserve	3,691	3,395
Accumulated other comprehensive income (loss)	387	(137)
Deficit	(27,239)	(16,880)
Total shareholders' equity	38,997	28,879
TOTAL LIABILITIES AND EQUITY	$ 95,975	$ 83,104

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(CAD $000's)
(Unaudited)

	Three months ended April 30		Six months ended April 30
	2013	2012	2013	2012

Sales	$ 53,745	$ 48,212	$ 108,643	$ 95,061
Cost of sales	32,006	27,399	64,169	55,232
Gross profit	21,739	20,813	44,474	39,829

Fulfillment	5,585	4,721	10,896	8,874
Selling and marketing	16,780	11,189	31,451	21,303
General and administration	6,131	5,000	11,580	9,692
Results from operating activities	(6,757)	(97)	(9,453)	(40)

Financing costs (income)	563	(122)	987	69

Earnings (loss) before income taxes	(7,320)	25	(10,440)	(109)

Income tax expense (recovery) - current	(376)	241	(159)	570
Income tax expense (recovery) - deferred	40	26	78	(241)
Net income tax expense (recovery)	(336)	267	(81)	329

Net loss for the period	(6,984)	(242)	(10,359)	(438)

Other comprehensive income (loss)
Foreign currency translation differences	(250)	(66)	524	(812)
Comprehensive loss for the period	$ (7,234)	$ (308)	$ (9,835)	$ (1,250)

Basic and diluted loss per share	$ (0.23)	$ (0.01)	$ (0.35)	$ (0.02)

Weighted average number of common shares outstanding - basic and diluted	29,855,342	28,209,832	29,229,094	28,171,248

Coastal.com will host a conference call to review the financial results and Company operations on Monday, June 10, 2013 at 1:30 p.m. Pacific time. Participating in the call will be Roger Hardy, founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	886404

To listen live and view the Coastal.com presentation via your PC log into: http://ifx.mercuri.ca?pc=686663

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2012 and accompanying notes and Management's Discussion and Analysis which may be viewed on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm

Coastal.com's risks and uncertainties are discussed in detail in the Company's Annual Information Form dated December 19, 2012 which is also available on SEDAR and EDGAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings (loss) before interest, taxes, depreciation and amortization, share based compensation, listing and financing costs and restructuring charges. See "Supplemental Non-IFRS Measures" herein.

The following table provides a reconciliation of net earnings (loss) to adjusted EBITDA:

	For the three months ended April 30
($000's)	2013	2012

Net loss	(6,984)	(242)
Depreciation and Amortization	935	782
Interest expense, net	115	110
Income tax expense (recovery)	(336)	267
Share-based payments expense	393	264
Foreign exchange loss (gain)	447	(232)
Adjusted EBITDA	(5,430)	949

Supplemental Non-IFRS Measures

Coastal.com reports its results in accordance with IFRS, however, it presents Adjusted EBITDA and the number of orders shipped in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, foreign exchange, depreciation and amortization, restructuring cost and share-based payments expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands provides customers with an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to provide our customers with stylish high quality eyewear quickly, so they can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com